

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 12, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Guy A. Paglinco
VP – CAO and Interim CFO
Russ Berrie and Company, Inc.
1800 Valley Road
Wayne, New Jersey 07470

RE: Forms 10-K and 10-K/A#1 for the fiscal year ended December 31, 2008
Form 10-Q for the period ended September 30, 2009
File No. 1-8681

Dear Mr. Paglinco:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief